August 8, 2013

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR

Re: Lender Processing Services, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013

File No. 001-34005

Dear Mr. Mew,

This letter responds to the comments set forth in the Staff’s letter dated July 29, 2013 to me regarding Lender Processing Services, Inc.’s (“LPS” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012. For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Form 10-K for the fiscal year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

1.	We note your response to comment 3 in our letter dated June 18, 2013 and that you continue to use the simplified method in determining the expected life of options because you do not have historical option exercise experience. Please supplement your response by telling us what consideration was given to using data from other sources, such as industry averages or published academic research to adjust or supplement your data such that the simplified method is still appropriate in your situation. See FASB ASC 718-10-55 and SAB Topic 14:D.2.

Response

As described in our initial response, the Company was spun-off from Fidelity National Information Services, Inc. (“FIS”) on July 2, 2008 (the “Spin”). Since that time, due to the lack of historical data on which to evaluate weighted average life assumptions, we continue to consider publicly available data from our former parent, FIS, in determining the reasonableness of our simplified method average life assumptions. We believe this is appropriate given the prior ownership by FIS of LPS as well as the similarity of the industries in which we operate as providers of technology and outsourced services to banks and other financial institutions. We note that the weighted average life assumptions utilized by FIS (as disclosed in their Form 10-K) during fiscal years 2012, 2011 and 2010 have ranged from 4.3 years to 4.5 years, which is not materially different than the 4.5 year assumption used by LPS, as computed using the simplified method.

Although we did not explicitly consider inputs such as industry averages or academic research in our weighted average life assumptions for our option valuations, we do not believe that doing so would have resulted in significantly different costs being recorded in our consolidated financial statements. To support this, utilizing data derived from LPS’ “Study Group”, we computed an average option life of 4.9 years. The Study Group, which is further described in the proxy statement for our 2013 annual shareholders meeting, represents a group of peer companies selected based on, among other criteria, similar revenue, industry focus (generally the software & services industry based on Global Industry Classification Standard (GICS) Code), and nature and complexity of operations. It is reviewed with and approved by our compensation committee, and is used by our compensation committee in evaluating compensation levels for certain key executives. Although the average option life for the Study Group is slightly longer than the 4.5 year assumption used by the Company, the difference is largely driven by the fact that the option awards within the Study Group have 10 year lives whereas the Company’s awards have 7 year lives. Accordingly, we continue to believe that our weighted average life assumption of 4.5 years is appropriate.

It should be noted that the Company did not issue stock options during its 2013 annual equity grant cycle but instead chose to issue all restricted stock, which does not require the same fair value considerations. However, management will evaluate all available information, including inputs such as industry averages and academic research, in connection with future grants of stock option awards.

Note (19) Consolidating Financial Information, page 77

2.	We note your response to comment 4 in our letter dated June 18, 2013. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you. See paragraph (i)(8) of Rule 3-10 of Regulation S-X.

Response

We confirm that the guarantor subsidiaries are all 100% owned by the Company. As such, the second paragraph of footnote 19 “Consolidating Financial Information”, will be updated to state “The Parent Company conducts virtually all of its business operations through its Subsidiary Guarantors and Other Subsidiaries, all of which are 100% owned subsidiaries of the Company. Accordingly, the Parent Company’s main sources of internally generated cash are dividends and distributions with respect to its ownership interests in the subsidiaries, which are derived from the cash flow generated by the subsidiaries”.

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In connection with the responses above, the Company acknowledges that

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (904) 854-8762.

Sincerely,

/s/ Thomas L. Schilling
Thomas L. Schilling
Executive Vice President and Chief Financial Officer